EXHIBIT 12.1
ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)
(Unaudited)

	Nine Months Ended
	September 30,		Twelve Months Ended December 31,
	2006(1)	2005(1)	2005(1)	2004(1)	2003(1)	2002(1)	2001(1)
Earnings from operations	$163,002	$90,665	$134,438	$112,480	$110,916	$116,502	$92,532
Add:
Interest expense	186,833	123,946	172,772	132,164	113,554	112,895	59,376

Earnings as adjusted	$349,835	$214,611	$307,210	$244,644	$224,470	$229,397	$151,908

Fixed charges:
Interest expense	$186,833	$123,946	$172,772	$132,164	$113,554	$112,895	$59,376
Capitalized interest	39,638	27,344	39,111	23,572	26,854	32,377	29,186

Total fixed charges	$226,471	$151,290	$211,883	$155,736	$140,408	$145,272	$88,562

Ratio of earnings to fixed charges	1.5	1.4	1.4	1.6	1.6	1.6	1.7

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.